NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Ph: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
www.novawest.com E-Mail: novawest@novawest.com


03029786

For Immediate Release

Raglan Ni-Cu-PGM-Co Project
Strategic Raglan Property Acquisition

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

August 20, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company and its partner Cascadia International Resources Inc. ("Cascadia") Symbol "CJ" have acquired a 100% interest in the 35-claim Thunder Project situated on the "Main" Raglan Trend just north-northeast of the present Novawest/Cascadia Raglan Assemblage.

The merits of the Thunder Project are as follows:

- Situated on the "Main" Raglan Trend completely surrounded by Falconbridge Limited's main Raglan holdings containing all of their known producing Raglan ore bodies.
- The vendor and royalty holders have held the property since 1986 during which time Falconbridge Limited has carried out most of its Raglan exploration and mine development on the surrounding property. The Thunder now covers the most prospective portion of the ground that was previously covered by the PEM #728.
- The vendor and royalty holders have held the Thunder property since 1986; thus, Falconbridge Limited has not explored it in recent times, even though strategically situated inside the perimeters of Falconbridge Limited's main Raglan holdings. Historically, Falconbridge Limited either owns or has acquired all other ground that has become available within the perimeter of their core Raglan holdings including the less prospective portion of the previous PEM #728 that was dropped by the vendor and royalty holders.
- Strategically situated between Falconbridge Limited's Cross Lake deposit to the west and their C2/C3, East Lake, Boundary, Katiniq (Falconbridge's producing Raglan mine) and Donaldson deposits to the east. The C2 deposit is 1km east of the Thunder. Approximately two years ago Falconbridge Limited announced a new discovery only 4 kms east of the eastern boundary of the Thunder property (32 metres @2.35% Ni and 0.77% Cu).
- The current Thunder claims cover the favourable down dip projection of all of the komatiitic/periodotitic flows at the base of the ultramafic volcanic pile that host the Ni-Cu-PGM-Co deposits on the adjoining/surrounding property.
- The Thunder claim block is the only Raglan holding within the original 55 km "Main" Raglan Trend not controlled by Falconbridge Limited.
- The targets are geophysically tested and drill ready.
- The previous limited work, including geophysical data and existing core will provide invaluable data about the "Main" Raglan Trend that can be utilized in future work on the present Novawest/Cascadia Raglan Assemblage which also hosts the "Main " Raglan Trend.

Historically, a total of $450,000 has been spent on the property. From 1993 through 1996 this included claim conversion, logistics, 42.5 line kms of GSM-19 magnetometer surveying and MaxMin I surveying, and a small 7-hole stratigraphic drill program. The first three holes of the program were collared too high in the stratigraphy, while the remaining holes intersected the Ultramafic Complex cutting good thickness of komatiites/peridotites with some elevated nickel values (ppm range). The westernmost holes #4 and #7 on line 15+00W, intersected 50m and 30m thicknesses of peridotite, respectively, that had elevated nickel concentrations near their base similar to what is seen at nearby Katiniq. From 1997 through 1999 the pre-existing Permit #728 was converted into claims and only those claims covering the most favourable Raglan Trend stratigraphy were retained. A further 26.3 line kms of GSM-19 magnetometer surveying and MaxMin I surveying were carried out and a 3-D Magnetic Inversion Processing/EM Modeling was undertaken (which showed up several targets for drill testing).

Novawest/Cascadia will pay the Vendor a total of $50,000 cash and 250,000 common shares comprised of 120,100 shares of Novawest common shares and 129,900 shares of Cascadia common shares. The property is presently subject to a 10% NPI which is to be converted to a portion of a new 3% NSR. If for any reason the conversion is not completed by the Vendor, the NPI will become payable out of the Vendor's NSR.

Maps and Information Packages on the Raglan Camp and the Company in general can be obtained by contacting Novawest at 1-800-663-8990 in North America or 604-683-8990 from elsewhere.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Dennis A. Bordin"

Dennis A. Bordin, P.Eng – V.P. Exploration